UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File No. 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Translation of registrant’s name into English)

404 – 1688 152nd Street, South Surrey, BC  V43A 4N2  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒

 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

On December 9, 2014, the Company entered into an agreement to issue US$10,000,000 in convertible senior notes and up to 3,642,857 common share purchase warrants to an institutional lender.  The facility may be increased by an additional US$5,000,000, subject to financial criteria, to an aggregate of US$15,000,000.

Documents included as part of this Report:

Exhibit No.	Document
99.1	News Release dated December 9, 2014
99.2	Securities Purchase Agreement dated as of December 9, 2014
99.3	8% Original Issue Discount Senior Convertible Debenture
99.4	Registration Rights Agreement dated December 9, 2014
99.5	Escrow Agreement dated December 9, 2014
99.6	Common Stock Purchase Warrant for 982,143 Warrant Shares dated December 9, 2014

Exhibit No.	Document
99.7

Continuing Guaranty from Itetemia Mining Company Limited, Lunguya Mining Company Ltd., Tancan Mining Company Limited, Tanzania American International Development Corporation 2000 Limited, Buckreef Gold Company Limited and Northwest Basemetals Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANZANIAN ROYALTY EXPLORATION CORPORATION
(Registrant)

By:	/s/ James Sinclair
James E. Sinclair
Chief Executive Officer

Date:	December 15, 2014

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